THE ANNEX HTX

ANNUAL REPORT

April 2017



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The Collective HTX, LLC

This Annual Report(this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by The Collective HTX, LLC, a Texas limited liability company (the **"Annex"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS
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I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	The Collective HTX, LLC
Legal Status of Issuer	Limited liability company
Jurisdiction of Organization	Texas
Date of Incorporation	04-24-2015
Physical Address of Issuer	2001 Commerce St Ste 200, Houston, Texas 77002
Number of Employees	0

SUMMARY OF ISSUER'S BUSINESS PLAN

The Annex is an innovative real estate development project blending retail and co-working in a central, creative space in Houston. The 10,000 square-foot multi-purpose development features retail shops, private offices, flexible co-working space and communal conference rooms. It aims to become a central hub that draws people in, sparks new ideas, and supports a collaborative community.

Owners Anne Le and Sandy Tran currently run three popular locations of their dessert and cafe´ series (Sweet and Tout Suite) in Houston, drawing large crowds and consistently delivering unique experiences that Houstonians love. They regularly heard from their customers about the need for a well-designed co-working space where entrepreneurs can connect and work.

The Annex will be designed and operated by this proven team and will be located in the same building as their beloved cafe´ and bakery, Tout Suite.

This cafe´ and restaurant has quickly become downtown's "it" hangout spot for laptop workers and get-togethers. Tout Suite was voted the Best Neighborhood Spot Downtown (Houston Press) and runner-up in CultureMap Houston Tastemaker Awards as the Best New Restaurant in 2015. Tout Suite is also a regular among the top lists of coffee shops, brunches, desserts, breakfast sandwiches and all-around restaurants to check out in the Houston scene.

By building within the same location, The Annex will be able to leverage the popular East Downtown (EaDo) location and its constant flow of traffic and exposure, targeting a built-in client base that is ready for a space designed especially for them.

Despite the global co-working industry registering tremendous growth over the last decade (Emergent Research: number of spaces grew from 14 in 2007 to 11,100 in 2016), Houston remains underserved compared to other US major cities. According to Symmetry50's 2015 list, there was only one co-working space from Houston (START Houston) in the top 100 co-working spaces in the US.

With a vibrant gathering of mixed retail and private businesses, the design of the space is crafted for everyone to thrive. The Annex is confident in its ability to sustain strong occupancy with its attractive location and array of convenient, affordable and flexible co-working options.

DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

Since construction has been delayed no activity in receivables & revenue has been reflected. All additional funds were applied to construction and shown on the balance sheet as leasehold improvements. The profit & loss statement will show a negative balance as rents for November & December were debited in January noted as accrued liabilities on the balance sheet.

EXISTING SECURITIES AS OF END OF 2016

Sandy Tran and Anne Le each own 50% of the Issuer through La Vie Properties, LLC.

Note: Membership interests in the Issuer are equity interests in the Issuer, distinct from the Securities offered to investors through the Offering. The Issuer may offer membership interests or other equity interests in the Issuer for sale; however, the Securities will not be materially limited, diluted or qualified by the rights of the membership interests or any other equity interests.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
NextSeed Notes	$250,000	$230,500	None	Set forth in the note purchase agreement among the Issuer and the Investors

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NextSeed Notes	Section 4(a)(6)	$150,000 ~ $250,000	$230,500	To complete construction of the Annex

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2016

The Issuer has no outstanding debt other than NextSeed Notes.

II.   KEY PERSONS

Thuy-My Luong (Anne Le)

Partner, April 2015 – Present

Anne was born and raised in Houston. Her experience in the food and beverage industry spans 16 years. Armed with an MBA and her operational experience from four years with Hewlett Packard's Global Logistics team, Anne is uniquely equipped to lead the group to success. With her passion in event planning and design, Anne heads up kitchen operations, leads the team's community engagement and spends time focusing on scaling the growing portfolio for Sweet, Tout Suite and beyond. She has a Bachelor's of Science in Human Development & Family Sciences from the University of Texas at Austin and an MBA from the University of Phoenix.

Ms. Le's business experience in the last three years includes managing several coffee shops/bakeries in Houston as Chief Executive Officer:

- Sweet (since February 2011)
- Tout Suite (since September 2014)
- Tout Suite Memorial (since June, 2016)

Sandy Tran

Partner, April 2015 – Present

Sandy is a life-long Houstonian. Her 17 years in the service industry (9 years launching various startup restaurants) has been built on a foundation of restaurant accounting and finance. After graduating from the University of Houston with a BA in Accounting, she set out on a career path with Ernst & Young as an Auditor. But a few years in, she redirected her energy towards her passion - entrepreneurship. She now handles the planning, accounting, and financial growth of Sweet, Tout Suite and the expansion for the group.

Ms. Tran's business experience in the last three years includes managing several coffee shops/bakeries in Houston as Chief Financial Officer:

- Sweet (since February 2011)
- Tout Suite (since September 2014)
- Tout Suite Memorial (since June, 2016)

III.   FINANCIALSTATEMENTS

BALANCE SHEET

	December 31, 2016	December 31, 2015
Cash and cash equivalents	$7,828.18	-
Accounts receivable	-	-
Other Assets	$495,591.05	$70,722
Total Assets	**$503,419.23**	$70,722
Short-term debt	$12,000	-
Long-term debt	$230,500	-
Total Liabilities	**$242,500**	-
Members' Equity	**$260,919.23**	$70,722
Total Liabilities and Shareholders' Equity	**$503,419.23**	$70,222

STATEMENT OF INCOME

	Twelve months ending December 31, 2016	Twelve months ending December 31, 2015
Revenues/Sales	-	-
Cost of Goods Sold	-	-
Gross Margin	-	-
Operating Expenses	$19,916.77	-
Taxes Paid	-	-
Net Income	**$(19,916.77)**	-

STATEMENT OF CASH FLOWS

	Twelve months ending December 31, 2016	Twelve months ending December 31, 2015
Net Cash from Operations	-	-

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

Cash receipts from customers	-	-
Cash paid for operating expenses	$(19,916.77)	$(70,722)
Net Cash from Investing Activities	-	-
Cash receipts from sale of property, equipment, collection of loans, sale of investment securities	-	-
Cash paid for purchase of property, equipment, making loans to other entities, purchase of investment securities	-	-
Net Cash from Financing Activities	-	-
Cash receipts from issuance of stock, borrowing	-	-
Cash paid for repurchase of stock, repayment of loans	-	-
Net Increase/(decrease) in Cash	-	$ -
Cash – beginning of period	$0	$ -
Cash – end of period	$7,828.18	$ -

IV.	RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. While the Issuer is optimistic that the multifaceted market it aims to target (i.e., college students, freelancers in the design or art industry, professionals in real estate, law, architecture) is broad enough to support the Issuer's business, if the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing customer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business.

Reputational Risks

Adverse publicity concerning coworking spaces and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for coworking spaces is competitive and the Issuer may need to compete with various competitors, such as other well-funded coworking spaces and more traditional office spaces. There are little barriers to entry in Houston for coworking spaces or traditional office spaces due to surplus commercial real estate. The Issuer competes with other competitors on the basis of quality and price of the services offered, atmosphere, location and overall member experience. The entrance of new competitors, whether other coworking spaces or traditional office spaces, into the Issuer's market could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, and/or more experience in the business. Any inability to compete successfully with competitors, shifts in consumer preferences away from coworking spaces or the Issuer's inability to develop new services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the Issuer's leadership team. Although the Partners have extensive background in managing business ventures, the coworking space industry is a new industry and the Partners have limited direct experience in this industry. In addition, if they are unable to attend to the business for health or personal reasons for an extended period of time or if any Partner decides to leave, the Issuer may have difficulty finding a replacement, and the business may suffer. While the Partners are confident that they can attract talented personnel, there can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

An important component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or customers. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary spending of its members, including general economic conditions, disposable income and confidence. The Issuer will cater to both business and individual members. Accordingly, cost-conscious consumers may reduce their level of discretionary spending, including on coworking spaces, during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic in and popularity of a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of coworking spaces and the overall experience provided tour members. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of various products and services that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain the requisite financing, including the financing sought in this offering, the business will likely fail.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated and the actual number of units or rooms constructed may be less than initially contemplated.

Real Estate Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the Issuer may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to lose a desirable location.

The Issuer is planning to open in Houston area. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Legal Risks

Businesses in the Issuer's industry can be adversely affected by litigation and complaints from customers or government authorities resulting from health claims, allergens, illness, injury or other health concerns or other various operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions, provision of internet and other network services to its members on premises, and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its property. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation.

The Issuer is subject to various federal, state and local regulations, including regulations related to zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. Compliance with additional regulations can become costly and affect the Issuer's operating results.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither the Issuer nor NextSeed guarantees loan payment or investor returns.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

V.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

OTHER MATTERS

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third-party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: www.thecoophtx.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

THE COLLECTIVE HTX, LLC.

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (5269)	7,828.18
Total Bank Accounts	**$7,828.18**
Total Current Assets	**$7,828.18**
Fixed Assets	
Furniture and Fixtures	3,434.05
Leasehold Improvements	470,272.00
Total Fixed Assets	**$473,706.05**
Other Assets	
Loan Costs	21,885.00
Total Other Assets	**$21,885.00**
TOTAL ASSETS	**$503,419.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accounts Payable	0.00
Accrued Liabilities	12,000.00
Total Other Current Liabilities	**$12,000.00**
Total Current Liabilities	**$12,000.00**
Long-Term Liabilities	
Loan Payable	
Next Seed Loan Payable	230,500.00
Total Loan Payable	**230,500.00**
Total Long-Term Liabilities	**$230,500.00**
Total Liabilities	**$242,500.00**
Equity	
Partner's Equity	
La Vie de St, LLC	280,836.00
Total Partner's Equity	**280,836.00**
Retained Earnings	
Net Income	-19,916.77
Total Equity	**$260,919.23**
TOTAL LIABILITIES AND EQUITY	**$503,419.23**

THE COLLECTIVE HTX, LLC.

PROFIT AND LOSS

January - December 2016

	TOTAL
INCOME	
Total Income	
EXPENSES	
Advertising & Marketing	289.03
Bank Charges & Fees	53.00
Furniture Expense	33.82
Legal & Professional Services	1,300.00
Office Supplies & Software	13.97
Rent & Lease	18,000.00
Shipping, Freight & Delivery	226.95
Total Expenses	**$19,916.77**
NET INCOME	**$ -19,916.77**

APPENDIX A

OFFICER CERTIFICATION

The Collective HTX, LLC

I, Sandy Tran, the Chief Financial Officer of The Collective HTX, LLC certify that the financial statements of the The Collective HTX, LLC included in this Form are true and complete in all material respects.



Name: Sandy Tran
Title: Chief Financial Officer

THE ANNEX HTX

